                                   Filed Pursuant to Rule 425
                                   Under the Securities Act of 1933
                                   And Deemed Filed Pursuant to Rule 14a-12
                                   Under the Securities Exchange Act of 1934

                                   Filed by Enzon Pharmaceuticals, Inc.
                                   Subject Company: Enzon Pharmaceuticals, Inc.
                                   NPS Pharmaceuticals, Inc.
                                   Commission File No. 000-12957

The following memorandum was sent to employees of Enzon Pharmaceuticals, Inc. ("Enzon") and NPS Pharmaceuticals, Inc. ("NPS") on April 2, 2003 in connection with the proposed business combination between NPS and Enzon.


      [ENZON PHARMACEUTICALS LOGO]            [NPS PHARMACEUTICALS LOGO]


To:               All Employees

From:             Hunter Jackson & Arthur Higgins

Date:             March 29, 2003

Subject:          Executive Management Team

--------------------------------------------------------------------------------

We are pleased to announce the individuals named as executive officers of our new company: Hunter Jackson, Executive Chairman; Arthur Higgins, President and Chief Executive Officer; Uli Grau, Executive Vice President and President, Research and Development; Tom Marriott, Executive Vice President, Development; Ken Zuerblis, Executive Vice President, Finance, Chief Financial Officer and Corporate Secretary; and Dave Clark, Executive Vice President, Corporate Communications and Investor Relations.

The following announcements address the designated future reporting relationships of those currently reporting to either Hunter or Arthur:

Hunter Jackson, as Executive Chairman, reporting directly to the Board. In addition to the responsibilities of Chairman of the Board, Hunter will have material responsibility for Research and Development, primarily through oversight of the Portfolio Review Committee (PRC) and with the direct report of Ed Nemeth, Vice President and Chief Scientific Officer. Ed will have responsibility for the Emerging Technologies group based in Toronto, focused on identifying new areas of medical research and assessing platform technologies and academic collaborations. Hunter will work together with Arthur to establish the corporation's strategy and shall be co-spokesperson for the corporation along with Arthur for all investor-related matters. Hunter will also chair the Integration Committee.

Arthur Higgins, as President and CEO, reporting directly to the Board, will have overall responsibilities of all business affairs of the company including responsibility for setting, monitoring and controlling all financial targets and budgets. All company officers and other employees, with the exception of Dr. Nemeth and his team, will be under the supervision and direction of Arthur. Arthur and Hunter will co-chair the Executive Committee.

Reporting directly to Arthur will be the following individuals:

Uli Grau, EVP and President of R&D, will be responsible for developing the overall R&D strategy definition and advancement of the company's research and development projects as guided by the PRC, as well as directing R&D operations. Tom Marriott, EVP, Development and Alan Mueller, Senior Vice President, Discovery Research, will be part of the R&D The full R&D management team will be detailed in a forthcoming announcement.

Ken Zuerblis, EVP, Finance and CFO, will have overall responsibility for all company financial matters, directing the operations of the finance and information technology functions.

Dave Clark, EVP, Corporate Communications and Investor Relations, will be responsible for all internal and external communications with our various audiences and stakeholders including the investment community.

Ralph del Campo, Senior Vice President, Operations, will be responsible for all Manufacturing and Quality operations located in NJ and Indianapolis.

Steve Parrish, Vice President, will head the Toronto Centre of Excellence in Biologics.

Pat Freston, will be Senior Vice President, Human Resources and Organizational Development. She will have responsibility for our overall people strategy and organization effectiveness initiatives. Reporting to Pat will be Paul Davit, Senior Vice President, Human Resources, who will have day-to-day responsibility for all human resources activities.

The General Counsel for the new company will ultimately be located at corporate headquarters in Bridgewater, NJ. Meanwhile, Jim Jensen, Vice President, Legal Affairs will manage the Office of the General Counsel, after which he will remain with us in an of counsel position.

Commercial Operations, reporting to Arthur, will comprise:

Tom Heath, Senior Vice President, Marketing and Sales, New Products, will be responsible for the product planning and strategic marketing of products in Phases II and III, particularly Preos, as well as directing our marketing research function.

Clarke Atwell, Vice President, Marketing and Sales, Marketed Products, will be responsible for product marketing, sales management and distribution of our current product line: ABELCET, ONCASPAR, ADAGEN, and DEPOCYT.

Gerry Michel, Vice President, Corporate Strategy and Development, will be responsible for overall strategic planning, support of project and portfolio management, as well as relationship maintenance with our non drug delivery key alliances.

Eric Liebler, Vice President, Business Development and Licensing, will be responsible for identifying and successfully negotiating deals to in-license or partner appropriate technology and compounds to sustain our growth, as well as relationship maintenance with our drug delivery key alliances.

As we move further along in the integration process, additional announcements will communicate the organization of each functional area in more detail. Meanwhile, please join us in congratulating and each of these individuals and wishing them success in their roles within our new company.

      Cautionary Statement For The Purpose Of The "Safe Harbor" Provisions

             Of The Private Securities Litigation Reform Act Of 1995



         This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger; failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS' and Enzon's businesses generally as set forth in NPS' and Enzon's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                   Additional Information and Where to Find It

         In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) filed a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by NPS and Enzon with the SEC at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.

         NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS' proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at www.npsp.com.

         Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.